February 14, 2019

Michael Behrens
CEO of Experiential Squared, Inc., Manager
My Racehorse CA LLC
250 W. First Street, Suite 256
Claremont, CA 91711

       Re: My Racehorse CA LLC
           Amendment No. 2 to Form 1-A
           Filed January 9, 2019
           File No. 024-10896

Dear Mr. Behrens:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2018 letter.

Amendment No. 2 to Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 20

1. We note that dollar amounts of interest sold in table on page 20 exceeds the amount of subscriptions received as reflected in statement of members equity. Please tell us why. In addition, please disclose the Series and related race horses and the amount of interests in such Series race horses sold during the fourth quarter of the fiscal year ended December
      31, 2018. Finally, please confirm to us the that the Berengeria '17, Country Whirl '17,
      Major Implications, Night of Idiots, Nileist, and Nobel Goddess race horses were acquired during the fourth quarter.
2. Please tell us why the amounts of cost of revenue, management fee expenses, depreciation
 Michael Behrens
My Racehorse CA LLC
February 14, 2019
Page 2
      and net loss disclosed in the third, fourth and fifth paragraphs on page 21 do not agree to the statement of operations.
General, page F-2

3. We note that your financial statements as of and for the nine months ended September 30,
      2018 were revised. Please label the financial statements "As Restated" and provide the disclosures required by ASC 250-10-50-7.
       You may contact William H. Thompson, Accounting Branch Chief, at 202-551-3344, if
you have questions regarding comments on the financial statements and related matters.
Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or Mara Ransom, Assistant
Director, at 202-551-3264, with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Behrens
                                                            Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                            Office of Consumer
Products
February 14, 2019 Page 2
cc:       Christopher Tinen
FirstName LastName